February 1, 2017
Secured Real Estate Income Fund II, LLC
8315 E. Broadway Blvd.
Tucson, AZ  85710
Ladies and Gentlemen:
We have acted as special counsel to Secured Real Estate Income Fund II, LLC, a Delaware limited liability company (the "Company"), in connection with certain US federal tax issues relating to the Company's offering statement and offering circular (the "Offering Circular") pursuant to Regulation A promulgated by the U.S. Securities and Exchange Commission, and declared effective by the Commission on the date hereof.
You have requested our opinion as to certain federal income tax issues with respect to the Company's treatment as a partnership for federal income tax purposes.
Unless otherwise defined, all capitalized terms used but not defined herein shall have the same meaning as defined in the Offering Circular.
In connection with the opinions rendered below, we have examined the following:
1.	the Company's Operating Agreement (the "Operating Agreement");
2.	the Offering Circular;
3.	a Representation Letter of the Managing Member of the Company, dated as of the date hereof (the "Representation Letter"); and
4.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.
In connection with the opinions rendered below, we have assumed that:

A.	each of the documents referred to above has been duly authorized and executed; is authentic, if an original, or is accurate, if a copy; and has not been amended;
B.	all facts and statements included in the Representation Letter are true, accurate, and complete, and the Company will operate in such a manner that will make such representations true and accurate;
C.
the Company will not make any amendments to its organizational documents, including the Operating Agreement, after the date of this opinion that would affect the Company's treatment as a partnership for federal income tax purposes for any taxable year.

To the extent that any of the representations provided to us in the Representation Letter relate to matters set forth in the Internal Revenue Code of 1986, as amended (the "Code"), or the Treasury regulations thereunder (the "Regulations"), we have reviewed with the individuals making such representation the relevant portion of the Code and the applicable Regulations and are reasonably satisfied that such individuals understand such provisions and are capable of making such representations.
Based on the documents and assumptions set forth above, the representations set forth in the Representation Letter, and the disclosures and statements in the Offering Circular under the captions "Risk Factors - Our classification as a publicly traded partnership not taxable as a corporation is not free from doubt and could be challenged" and "Federal Income Tax Considerations" (which are incorporated herein by reference), we are of the opinion that:
I.
although the issue is not free from doubt due to the lack of clear guidance and direct authority, the Company's proposed method of operation, as described in the Offering Circular and as set forth in the Representation Letter, will permit the Company to not be classified for U.S. federal income tax purposes as a publicly traded partnership taxable as a corporation; and

II.
the descriptions of the law and the legal conclusions contained in the Offering Circular under the caption "Risk Factors – Our classification as a publicly traded partnership not taxable as a corporation is not free from doubt and could be challenged" are correct in all material respects, and the discussion contained therein fairly summarizes the federal tax considerations that are material to a purchaser of Class A Units of the Company.

With respect to our opinion in (I) above, the listing of the Class A Units of the Company on a national securities exchange will cause the Company to be treated as a "publicly traded partnership" for federal income tax purposes. Although a "publicly-traded partnership" is generally treated as a corporation for federal income tax purposes pursuant to the general rule of Code Section 7704, an exception is provided for a publicly-traded partnership which derives 90 percent or more of its gross income for its taxable year from certain qualifying sources listed in Code Section 7704(c). Such sources include, inter alia, interest income (other than interest dependent on the income or profits of any person) and gain from the sale or exchange of capital assets (including real property held for investment) or assets used in a trade or business which produce interest income. However, taxable interest is not treated as qualifying income if it is derived in the conduct of a financial or insurance business. Based on representations made by the Company as to (i) its intention to act as an investor (and not as a dealer) with respect to its investments and that it has not, and will not, engage in a lending, banking, or similar business, (ii) its lack of employees actively engaged in the operations of the Company, (iii) its commitment not to register as an investment company pursuant to the Investment Company Act of 1940, not to be treated as a business development company or common trust fund, and not to elect to be treated as a corporation for income tax purposes, and (iv) its intention that in all years of the Company's existence at least 90% of its gross income will be interest income (other than interest determined in whole or in part on the income or profits of any person) or gains from the sale or disposition of real property, we have rendered the opinion in (I) above.
We will not review on a continuing basis the Company's compliance with the documents or assumptions set forth above, or the representations set forth in the Representation Letter, Offering Circular and Operating Agreement. Accordingly, no assurance can be given that the actual results of the Company's operations for any given taxable year will satisfy the requirements for treatment as a partnership.
The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to partnership classification. No assurance can be given that the law will not change in a way that will prevent the Company from being classified as a partnership for federal income tax purposes.
We hereby consent to the references to Durham Jones & Pinegar, PC under the captions "Risk Factors - Our classification as a publicly traded partnership not taxable as a corporation is not free from doubt and could be challenged" and "Federal Income Tax Considerations" in the Offering Circular.

The foregoing opinions are limited to the federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee, and, other than the members of the Company, may not be relied upon for any purpose by any other person without our express written consent.
Very truly yours,

/s/ Durham Jones & Pinegar, P.C.
Durham Jones & Pinegar, P.C.